File No. 70-9519

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     --------------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

The National Grid Group plc        New England Electric System
National Grid House                New England Power Company
Kirby Corner Road                  Massachusetts Electric Company
Coventry CV4 8JY                   The Narragansett Electric Company
United Kingdom                     Granite State Electric Company
                                   Nantucket Electric Company
National Grid (US) Holdings        New England Electric Transmission Corporation
     Limited                       New England Hydro-Transmission Corporation
National Grid (US)                 New England Hydro-Transmission Electric
     Investments                        Company, Inc.
National Grid (Ireland) 1          Vermont Yankee Nuclear Power Corporation
     Limited                       New England Hydro Finance Company, Inc.
National Grid (Ireland) 2          NEES Global, Inc.
     Limited                       NEES Energy, Inc.
National Grid General              AllEnergy Marketing Company, L.L.C.
     Partnership                   Granite State Energy, Inc.
NGG Holdings, Inc.                 New England Water Heating Company
                                   New England Power Service Company
                                   25 Research Drive
                                   Westborough, Massachusetts 01582

                   (Name of company filing this statement and
                     address of principal executive offices)
                 ----------------------------------------------

The National Grid Group plc        New England Electric System

                     (Name of top registered holding company
                     parent of each applicant or declarant)

                   ------------------------------------------

Jonathan M. G. Carlton             Douglas W. Hawes
The National Grid Group plc        Joanne C. Rutkowski
National Grid House                Sheri E. Bloomberg
Kirby Corner Road                  Markian M.W. Melnyk
Coventry CV4 8JY                   LeBoeuf, Lamb, Greene & MacRae, L.L.P.
United Kingdom                     New York, NY  10019
Telephone: 011-44-1203-537-777     Telephone: 212-424-8000
Facsimile: 011-4401203-423-678     Facsimile: 212-424-8500

NGG Holdings, Inc.
10th Floor
Oliver Building
2 Oliver Street
Boston, MA  02109
Telephone:  617-946-2104
Facsimile:  617-946-2111

Michael E. Jesanis                 Clifford M. Naeve
Kirk L. Ramsauer                   Judith A. Center
New England Electric System        Skadden, Arps, Slate, Meagher
25 Research Drive                    & Flom L.L.P.
Westborough, Massachusetts 01582   1440 New York Avenue, N.W.
                                   Washington, D.C.  20005

                      ------------------------------------
                   (Names and addresses of agents for service)

     This    Pre-effective    Amendment    No.   1   revises    the   Form   U-1
Application/Declaration in this proceeding, originally filed with the Securities and Exchange Commission on June 11, 1999 in File No. 70-9519 as follows:

(1) Revise the second paragraph of Item 1.A. to add the following sentence to the end of the paragraph to read as follows:

Exhibit D-1 sets forth the corporate structure of National Grid System after the proposed Merger and Exhibit D-2 describes each company in the National Grid System.

(2) Revise paragraph D.2.(d) of Item 1 to restate paragraph (iii) as follows:

(iii) Applicants anticipate that NEES' cash flow after the Merger will not differ significantly from its pre-Merger cash flow and that earnings before the amortization of goodwill ("Gross Earnings"), therefore, should remain stable post-Merger. Applicants intend that dividends paid out of future earnings will continue to reflect a dividend payout ratio of between 60% and 100% of Gross Earnings, based on a rolling 5-year average. In addition, to assure that the U.S. Utility Subsidiaries have sufficient cash to support their businesses, Applicants will not cause any of the U.S. Utility Subsidiaries to pay more than 80% of their Gross Earnings as dividends, based on a rolling 5-year average./1/ Exhibit D-3 describes the dividend history of the NEES subsidiaries in detail for the years 1994 to 1994.

(3) Revise paragraph D.2.(e) of Item 1 to add the following sentence to the end of the first paragraph:

Applicants have provided a detailed legal analysis of Rule 45(c) and the proposed Tax Allocation Agreement in Exhibit C-2.

----------
/1/ Applicants request the Commission to grant the proposed dividend relief for the duration of the goodwill amortization period.
----------

(4) Revise paragraph D.5 of Item 1 to add the following sentence after the fourth sentence of the first paragraph:

Such financings may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO.

(5) Revise Item 6 to add the following exhibits and financial statements:

ITEM 6   EXHIBITS AND FINANCIAL STATEMENTS

Exhibits
--------

C-2  Legal Analysis of Rule 45(c) and the Proposed Tax Allocation Agreement

D-1  National Grid Corporate Chart (Filed on Form SE)

D-2  Description of the Companies in the National Grid System

D-3  Dividend History of NEES and its Subsidiaries

Financial Statements
--------------------

FS-1 National Grid  Unaudited  Pro Forma  Condensed  Consolidated  Balance Sheet
     (Confidential Treatment Requested)

FS-2 National  Grid  Unaudited  Pro Forma  Condensed  Consolidated  Statement of
     Income (Confidential Treatment Requested)

FS-3 Notes to Unaudited Pro Forma Condensed  Consolidated  Financial  Statements
     (Confidential Treatment Requested)

FS-8 National Grid Financial  Projections for the Years 1999-2004  (Confidential
     Treatment Requested)

FS-9 Notes to National  Grid's  Financial  Projections  for the Years  1999-2004
     (Confidential Treatment Requested)

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Pre-Effective Amendment to the Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Date:  August 17, 1999
                                      /s/ Jonathan M. G. Carlton
                                      --------------------------
                                      Jonathan M. G. Carlton
                                      Business Development Manager -- Regulation
                                      The National Grid Group plc

                                      /s/ Kirk Ramsauer
                                      --------------------------
                                      Kirk Ramsauer
                                      Deputy General Counsel
                                      New England Electric System*

* The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.

                                       -3-